EXHIBIT 99.1

FOR IMMEDIATE RELEASE                                                                                     PRESS RELEASE

MR. JACOB PERRY RESIGNS HIS POST AS CHAIRMAN
FOLLOWING HIS ELECTION TO THE ISRAELI PARLIAMENT

YAHUD, Israel – January 28th, 2013 -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) today announced that upon his election as a Member of Knesset, the Israeli Parliament, Mr. Jacob Perry, has resigned from the office of Chairman of Magal; the effective date is subject to final resolution of the Board.

Eitan Livneh, President and CEO of Magal S3, commented: “Mr. Perry has served on our Board for more than ten years with five years as our Chairman. Over the past few years, I have worked very closely with Mr. Perry, who was determined to improve the company, bringing long-term stable growth and profitability. I, the whole Board, as well as the management and employees of Magal, would like to thank Mr. Perry for his strong support and guidance over the many years. We wish him every success in his new endeavor as a member of the Israeli Knesset."

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers holistic and integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and holistic Cyber Security solutions.

For more information:

Magal S3 Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@ccgisrael.com